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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Realty Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

3 Copley Place
(No. and Street)

Boston	Massachusetts	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Michael Weil Jr. — 857-350-9500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 W 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
05 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Kamal Jafarnia swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Realty Capital Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York

Signature

Chief Compliance Officer

Title

Notary Public

EVE LAMONICA
Notary Public, State of New York
No. 01LA6164026
Qualified in New York County
Commission Expires 04/09/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REALTY CAPITAL SECURITIES, LLC
3 COPLEY PLACE
BOSTON, MA 02116

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

****

Realty Capital Securities LLC
(A Wholly-Owned Subsidiary of American Realty Capital II, LLC)
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 3,940,784
Receivables:	
Commissions	235,437
Reimbursable expenses	507,326
Loan receivable	76,500
Property and equipment, net	37,349
Prepaid expenses and other	608,275
Total assets	$ 5,405,671
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 401,593
Accrued expenses	1,287,329
Payable to broker-dealers	848,551
Total liabilities	2,537,473
Member's equity	2,868,198
Total liabilities and member's equity	$ 5,405,671

The accompanying notes are an integral part of this financial statement.

1. Organization

Realty Capital Securities, LLC (a Wholly-Owned Subsidiary of American Realty Capital II, LLC) (the "Company") is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company was established in Delaware on August 29, 2007, as a limited liability company and commenced operations as a FINRA qualified broker-dealer on February 25, 2008. The Company is the securities broker-dealer for American Realty Capital II, LLC's (the "Parent") proprietary products, including publicly registered non-traded REITs, fixed-income notes, wealth management, and co-ownership investments. Additionally, the Company serves as the exclusive dealer manager for non-parent proprietary products. The Company sells securities to qualified investors throughout the United States by means of a national selling network of broker-dealers and registered representatives.

The Company is engaged in a single line of business as a securities broker-dealer, which provides distribution services with respect to selling a variety of investment products.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Securities Transactions and Valuations

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of 90 days or less to be cash equivalents.

Commissions

Commission revenues and related expenses are recorded on a trade date basis as securities transactions occur.

Reimbursable Expenses
The Company includes all reimbursable expenses in gross revenue because the Company is the primary obligor, has discretion in selecting a supplier, and bears credit risk of paying the supplier prior to receiving reimbursement from the customer.

Income Taxes
As a limited liability company, the Company is not subject to income taxes. The member reports its distributive share of realized income or loss on its individual tax return. Accordingly, no provision for federal or state income taxes is reflected in the accompanying statement of operations.

As of December 31, 2011, the member determined that the Company had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. Federal tax examinations for years before 2008.

Marketing and Advertising
The Company expenses the cost of marketing and advertising as incurred. As of December 31, 2011, the Company incurred $303,227 in marketing and advertising expenses.

3. Loan Receivable

The Company made a loan to an employee. The loan is payable in monthly installments and bears interest at an annual rate of 9%, provided however, that the payment of interest shall be waived as long as the borrower is not in default and is actively employed by the Company. This loan totaled $76,500 as of December 31, 2011. The Company may elect, at its sole discretion, to forego the repayment amount. If this election is made, such amount will be charged to compensation expense in the year of such election.

4. Fair Value of Investments

The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Pricing inputs are other than used in Level 1, which include the closing bid price for unlisted marketable securities, which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

The following table discloses a reconciliation of the investment at measured fair value on a recurring basis using significant unobservable inputs (Level 3):

	Total	Investments
Beginning balance, December 31, 2010	$ 300,000	$ 300,000
Loss	(300,000)	(300,000)
Ending balance, December 31, 2011	$ -	$ -

During 2011, the Company wrote down its $300,000 investment in Purl Labs.

Fair values for the investment in Level 3 are calculated using assumptions about the value of the underlying assets, illiquidity and projected income streams. There were no changes in the valuation techniques during the current year.

5. Off-Balance Sheet Risk and Concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking and brokerage relationships with high credit quality financial institutions.

The Company earned approximately 78% of its commission revenue and dealer manager fees from two products.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital of the greater of either $5,000 or 1/15 of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $1,619,998 which was $1,450,833 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 1.57 to 1. The Company was approved for a change to its Continuing Membership Application effective February 3, 2012 which impacts its net capital requirements.

7. Related Party Transactions

Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising, and employee benefits. During the year ended December 31, 2011, the Company and Parent incurred approximately 90% and 10% of the shared expenses, respectively. The total expense allocation for the year was approximately $1,065,000.

The Company earned $82,397,000 of commissions and $56,935,000 of dealer manager fees for the year ended December 31, 2011, from the Parent's proprietary products. The Company also incurred $82,301,000 of third-party commission expense and $11,788,000 of third-party reallowance expense on these products.

8. Commitments and Contingencies

Litigation

The Company is a defendant in a lawsuit arising from normal business activities. The litigation is in its discovery stage. Management has reviewed this pending litigation with legal counsel, and management believes that this action is without merit and that an estimate of the ultimate liability, if any, cannot be made.

Leases

The Company occupies office space under various non-cancelable operating leases, expiring at various dates through 2014. Future annual minimum rental payments due (excluding occupancy expense allocated from the parent) are as follows:

Year Ending December 31,	Amount
2012	$ 83,390
2013	51,847
2014	3,208
	$ 138,445

9. Subsequent Events

The Company has evaluated subsequent events that have occurred through February 28, 2012, the date the financial statement was available for issuance, and concluded that there were no events that have occurred that would require adjustments to our disclosures in the financial statement except for the following:

Effective January 9, 2012, the Parent changed its name from American Realty Capital II, LLC to AR Capital, LLC.

Pursuant to the Company's Continuing Membership Application effective February 3, 2012, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

****

The Company's Statement of Financial Condition as of December 31, 2011 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Member
Realty Capital Securities, LLC

We have audited the accompanying statement of financial condition of Realty Capital Securities, LLC (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Realty Capital Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

New York, NY
February 28, 2012